

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 24, 2012

<u>Via E-mail</u>
David V. Elkins
Chief Financial Officer
Becton Dickinson & Co
1 Becton Drive
Franklin Lakes, New Jersey 07417-1880

      Re: Becton Dickinson & Co
             Form 10-K for the fiscal year ended September 30, 2011
             Filed November 23, 2011
             File No. 001-04802

Dear Mr. Elkins:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comment.

Form 10-K for the fiscal year ended September 30, 2011

Consolidated Financial Statements

Note 5. Commitments and Contingencies, page 50

1. We note the disclosure that you cannot estimate the possible loss or range of possible loss related to the RTI or the Gen-Probe Incorporated litigation. Given that the cases have been outstanding since fiscal 2007 and 2009, respectively, please tell us why you are unable to provide a range of loss in accordance with FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief